UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On February 6, 2012, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the contining global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: February 8, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the fourth quarter and fiscal year ended December 31, 2011.

Exhibit 99.1

Changyou Reports Fourth Quarter 2011 and Fiscal Year 2011 Unaudited Financial Results

Company Achieves Record Total Revenues for the Fourth Quarter and Full Year

Company Achieves Record Non-GAAP Net Income for the Fourth Quarter and Full Year

Beijing, China, February 6, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights1

•

Total revenues reached a record US$137.7 million and increased 7% quarter-over-quarter and 39% year-over-year. Excluding revenues from the recently acquired game information portal operated through the 17173.com Website (the “17173 Business”), total revenues increased 5% quarter-over-quarter and 37% year-over-year to US$125.2 million and exceeded the high end of the Company’s guidance by US$0.2 million.

•

Net income attributable to Changyou.com Limited was US$64.3 million, or US$1.21 per fully diluted ADS[2]. Net income attributable to Changyou.com Limited increased 4% quarter-over-quarter and 20% year-over-year. Excluding net income from the 17173 Business, net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 14% year-over-year to US$54.3 million, or US$1.02 per fully diluted ADS.

•

Non-GAAP[3] net income attributable to Changyou.com Limited was US$71.2 million, or US$1.33 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited increased 13% quarter-over-quarter and 28% year-over-year. Excluding non-GAAP net income from the 17173 Business, non-GAAP net income attributable to Changyou.com Limited increased 13% quarter-over-quarter and 23% year-over-year to US$61.0 million, and exceeded the high end of the Company’s guidance by US$1.0 million. Excluding non-GAAP net income from the 17173 Business, non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.14.

•

Aggregate registered accounts for the Company’s games[4], excluding the Web-based game of Shenzhen 7Road Technology Co., Ltd. (“7Road”), increased 10% quarter-over-quarter and 58% year-over-year to 175.5 million.

[1]

On December 15, 2011, Changyou completed the acquisition from Sohu.com Inc (“Sohu”) of the 17173 Business. As Changyou and the 17173 Business were under common control by Sohu both before and after the closing of the acquisition, in accordance with ASC 805-50, Changyou’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if the 17173 Business had been owned and operated by Changyou throughout the periods presented. For unaudited financial information before the inclusion in Changyou’s unaudited consolidated financial statements of the results of operations of the 17173 Business, please refer to the accompanying “Supplementary Notes – Condensed Consolidated Statement of Operations” and “Supplementary Notes – Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[2]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[3]

Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[4]

Excludes Web-based games of 7Road and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.

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•	Aggregate peak concurrent users (“PCU”) for the Company’s games, excluding 7Road’s Web-based game, increased 2% quarter-over-quarter and 14% year-over-year to 1.17 million.

•	Aggregate active paying accounts (“APA”) for the Company’s games, excluding 7Road’s Web-based game, increased 5% quarter-over-quarter and 18% year-over-year to 3.17 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games, excluding 7Road’s Web-based game, increased 2% quarter-over-quarter and 1% year-over-year to RMB221.

•	On December 15, 2011, the Company completed the acquisition from Sohu of the 17173 Business, which operates a leading game information portal in China.

Fiscal Year 2011 Highlights

•	Total revenues reached a record US$484.6 million, an increase of 37% year-over-year. Excluding revenues from the 17173 Business, total revenues increased 36% year-over-year to US$446.4 million.

•

Net income attributable to Changyou.com Limited was US$245.5 million, or US$4.61 per fully diluted ADS. Net income attributable to Changyou.com Limited increased 26% year-over-year. Excluding net income from the 17173 Business, net income attributable to Changyou.com Limited increased 22% year-over-year to US$214.2 million, or US$4.02 per fully diluted ADS.

•

Non-GAAP net income attributable to Changyou.com Limited increased 26% year-over-year to US$256.9 million, or US$4.81 per fully diluted ADS. Excluding non-GAAP net income of 17173 Business, non-GAAP net income attributable to Changyou.com Limited increased 23% year-over-year to US$225.0 million, or US$4.21 per fully diluted ADS.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “Tian Long Ba Bu, or TLBB, continues to be a winner for us, based on its loyal fan base and our ability to deliver high-quality innovations that keep the game attractive. For TLBB, our latest major expansion pack, TLBB3, was a big factor in our record-breaking results for the fourth quarter and for the full year. DDTank, the flagship game of our new subsidiary 7Road, continues to be one of the top-ranked Web-based games on game portals and social networking sites in China. During the year, we completed a strategic review and implemented a number of changes reflecting the diversity of our business going forward, with separate teams and roadmaps for MMO games, Web-based games, mobile and social games, user platforms, and the international market. We expect these expanded strategies to carry us into the next phase as we evolve reflecting new story lines, new technology and changing user preferences for online games in China and the world.”

Mr. Dewen Chen, president and chief operating officer, continued, “Late in the year, we jumpstarted our platform-based strategy with the acquisition of 17173.com, one of China’s leading portals for news and information about online games. We plan to invest in 17173 to make it even more user friendly by adding services and access to a variety of games designed for different platforms and user communities. We regard 17173 as both a brand builder and a building block to developing our platform business, offering a one-stop-shop for gamers of all types, which will help to deepen and expand the Changyou community online.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “A strong fourth quarter helped to make 2011 a record-breaking year, in terms of total revenues and full year non-GAAP net income. We were able to exceed our expectations for the quarter. We owe this to the continuing strong performance of our MMORPG business, which we expect will give us the cash flows and financial leverage to execute our strategic plans. With a rich cash reserve and a debt-free balance sheet, we are well-positioned to invest in emerging opportunities in other fast-growing segments of the industry and to enhance shareholder value over the long term.”

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Fourth Quarter 2011 Operational Results

The Company’s operational results for the fourth quarter of 2011, which exclude those of 7Road’s Web-based game, were as follows:

•	Aggregate registered accounts for the Company’s games increased 10% quarter-over-quarter and 58% year-over-year to 175.5 million.

•	Aggregate PCU for the Company’s games increased 2% quarter-over-quarter and 14% year-over-year to 1.17 million.

•	Aggregate APA for the Company’s games increased 5% quarter-over-quarter and 18% year-over-year to 3.17 million.

•

ARPU for the Company’s games increased 2% quarter-over-quarter and 1% year-over-year to RMB221, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

7Road’s operational results for the fourth quarter of 2011 were as follows:

•	Active accounts[5] for 7Road’s game were 41.9 million, a decrease of 11% quarter-over-quarter.

•	Active charging accounts[6] for 7Road’s game were 1.6 million, and essentially flat quarter-over-quarter.

•	Average revenue recognized per active charging accounts[7] for 7Road’s game were RMB38, and was flat quarter-over-quarter.

[5]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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Basis of Presentation for Unaudited Financial Results

On December 15, 2011, Changyou completed the acquisition from Sohu of the 17173 Business. As Changyou and the 17173 Business were under common control by Sohu both before and after the acquisition, in accordance with ASC 805-50, Changyou’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if the 17173 Business had been owned and operated by Changyou throughout the periods presented. Tables showing Changyou’s unaudited financial information before the inclusion of the results of operations of the 17173 Business in Changyou’s unaudited consolidated financial statements are provided for investors’ reference in the accompanying “Supplementary Notes – Condensed Consolidated Statements of Operations” and “Supplementary Notes – Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

To enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future and consistent with the approach taken by other leading technology companies, beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Like share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. In general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

Fourth Quarter 2011 Unaudited Financial Results

Revenues

Total revenues for the fourth quarter of 2011 increased 7% quarter-over-quarter and 39% year-over-year to US$137.7 million. Excluding revenues from the 17173 Business, total revenues increased 5% quarter-over-quarter and 37% year-over-year to US$125.2 million and exceeded the high end of the Company’s guidance by US$0.2 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 6% quarter-over-quarter and 34% year-over-year to US$123.3 million. The increases were mainly due to the growth and ongoing popularity of TLBB in China.

Online advertising revenues, which consist of revenues from the 17173 Business, increased 28% quarter-over-quarter and 65% year-over-year to US$12.4 million. The increases were mainly due to higher advertising spending by advertisers to promote the upcoming launch of new games in the fourth quarter of 2011.

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Other revenues, which consist of cinema advertising revenues, were US$2.0 million, down 38% quarter-over-quarter. The decrease was mainly due to the Company streamlining its operations of the cinema advertising business in the fourth quarter of 2011.

Gross profit

Gross profit and non-GAAP gross profit increased 6% quarter-over-quarter and 30% year-over-year to US$116.7 million. Both gross margin and non-GAAP gross margin were 85%, which was the same as for the third quarter of 2011, compared with 90% in the fourth quarter of 2010.

Gross profit and non-GAAP gross profit of the online games business increased 6% quarter-over-quarter and 29% year-over-year to US$106.9 million. Both gross margin and non-GAAP gross margin of the online games business were 87%, which was the same as for the third quarter of 2011, compared with 90% in the fourth quarter of 2010. The year-over-year decline in gross margin and non-GAAP gross margin of the online game business were mainly due to higher bandwidth costs incurred for new games and the hiring of game operation staff in the fourth quarter of 2011.

Gross profit of the online advertising business increased 31% quarter-over-quarter and 71% year-over-year to US$11.3 million. Non-GAAP gross profit of the online advertising business increased 31% quarter-over-quarter and 70% year-over-year to US$11.4 million. Gross margin of the online advertising business was 91%, compared with 89% in the third quarter of 2011 and 88% in the fourth quarter of 2010. Non-GAAP gross margin of the online advertising business was 92%, compared with 90% in the third quarter of 2011 and 89% in the fourth quarter of 2010. The quarter-over-quarter and year-over-year increases in gross margin and non-GAAP gross margin of the online advertising business were mainly due to an increase in online advertising revenues in the fourth quarter of 2011.

Gross loss and non-GAAP gross loss of other business were US$1.6 million compared with US$0.2 million in the third quarter of 2011. The increases in gross loss and non-GAAP gross loss of other business were mainly due to lower cinema advertising revenues in the fourth quarter of 2011.

Operating expenses

Total operating expenses increased 15% quarter-over-quarter and 57% year-over-year to US$43.7 million, which included US$5.4 million of goodwill impairment and impairment of intangibles via acquisitions of businesses. The goodwill impairment and impairment of intangibles via acquisitions of businesses were related to the cinema advertising business.

Product development expenses were US$16.0 million, an increase of 27% quarter-over-quarter and 18% year-over-year. The quarter-over-quarter increase in product development expenses was mainly due to the hiring of game engineers and increased expenses related to royalties for licensed games in the fourth quarter of 2011. The year-over-year increase in product development expenses was mainly due to the hiring of game engineers and a full quarter of product development expenses from 7Road, offset by lower expenses related to royalties for licensed games in the fourth quarter of 2011.

Sales and marketing expenses were US$12.5 million, a decrease of 29% quarter-over-quarter and an increase of 35% year-over-year. The quarter-over-quarter decrease in sales and marketing expenses was largely a result of a reduction in advertising spending for DMD in the fourth quarter of 2011 after the game’s launch in the third quarter. The year-over-year increase in sales and marketing expenses was mainly due to an increase in headcount and higher advertising spending for the promotion of our games in the fourth quarter of 2011.

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General and administrative expenses were US$9.9 million, an increase of 29% quarter-over-quarter and 95% year-over-year. The quarter-over-quarter increase in general and administrative expenses was mainly due to an increase in headcount and an increase in bad debt expenses related to the cinema advertising business in the fourth quarter of 2011. The year-over-year increase in general and administrative expenses was mainly due to an increase in headcount, a full quarter of general and administrative expenses from 7Road and an increase in bad debt expenses related to the cinema advertising business in the fourth quarter of 2011.

Operating profit

Operating profit increased 2% quarter-over-quarter and 18% year-over-year to US$72.9 million. Operating margin was 53%, compared with 56% in the third quarter of 2011 and 62% in the fourth quarter of 2010.

Non-GAAP operating profit increased 9% quarter-over-quarter and 25% year-over-year to US$79.8 million. Non-GAAP operating margin was 58%, compared with 57% in the third quarter of 2011 and 64% in the fourth quarter of 2010.

Net income

Net income increased 4% quarter-over-quarter and 22% year-over-year to US$65.4 million. Net margin was 48%, compared with 49% in the third quarter of 2011 and 54% in the fourth quarter of 2010.

Non-GAAP net income increased 12% quarter-over-quarter and 30% year-over-year to US$72.3 million. Non-GAAP net margin was 52%, compared with 50% in the third quarter of 2011 and 56% in the fourth quarter of 2010.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 4% quarter-over-quarter and 20% year-over-year to US$64.3 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.21, up from US$1.16 in the third quarter of 2011 and US$1.00 in the fourth quarter of 2010. Net margin attributable to Changyou.com Limited was 47%, compared with 48% in the third quarter of 2011 and 54% in the fourth quarter of 2010.

Excluding net income from the 17173 Business, net income attributable to Changyou.com Limited increased 3% quarter-over-quarter and 14% year-over-year to US$54.3 million. Excluding net income from the 17173 Business, fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.02, up from US$0.99 in the third quarter of 2011 and US$0.90 in the fourth quarter of 2010. Excluding net income from the 17173 Business, net margin attributable to Changyou.com Limited was 43%, compared with 44% in the third quarter of 2011 and 52% in the fourth quarter of 2010.

Non-GAAP net income attributable to Changyou.com Limited increased 13% quarter-over-quarter and 28% year-over-year to US$71.2 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.33, up from US$1.18 in the third quarter of 2011 and US$1.04 in the fourth quarter of 2010. Non-GAAP net margin attributable to Changyou.com Limited was 52%, compared with 49% in the third quarter of 2011 and 56% in the fourth quarter of 2010.

Excluding non-GAAP net income from the 17173 Business, non-GAAP net income attributable to Changyou.com Limited increased 13% quarter-over-quarter and 23% year-over-year to US$61.0 million, and exceeded the high end of the Company’s guidance by US$1.0 million. Excluding non-GAAP net income from the 17173 Business, non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.14, up from US$1.01 in the third quarter of 2011 and US$0.93 in the fourth quarter of 2010. Excluding non-GAAP net income from the 17173 Business, non-GAAP net margin attributable to Changyou.com Limited was 49%, compared with 45% in the third quarter of 2011 and 54% in the fourth quarter of 2010.

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Cash balances

As of December 31, 2011, Changyou had a net cash balance of US$330.4 million, which decreased from US$458.6 million as of September 30, 2011 as a result of the Company paying US$146.5 million in the fourth quarter of 2011 for the acquisition of the 17173 Business and paying US$62.8 million for the progress payment of an office building under construction. Operating cash flow for the fourth quarter of 2011 was a net inflow of US$76.7 million.

Fiscal Year 2011 Unaudited Financial Results

Revenues

Total revenues in 2011 increased to US$484.6 million, up 37% year-over-year from 2010. Excluding revenues from the 17173 Business, total revenues increased 36% year-over-year to US$446.4 million.

Online game revenues increased to US$435.5 million, up 33% year-over-year from 2010. The increases were mainly due to the ongoing popularity of TLBB in China, the consolidation of revenue from 7Road starting from June 1, 2011 and the launch of the new game DMD in 2011.

Online advertising revenues increased to US$38.2 million, up 42% year-over-year from 2010. The increases were mainly due to advertisers doing more marketing and promotions for the launch of a greater number of new games in 2011.

Other revenues were US$10.9 million, and reflect cinema advertising revenues from our wholly-owned subsidiary, Shanghai Jing Mao Cultural Communications Ltd. and its affiliate (“Jing Mao”), which were consolidated into the Company’s financial statements commencing February 1, 2011.

Gross profit

Gross profit increased to US$417.1 million, up 30% from 2010. Non-GAAP gross profit increased to US$417.3 million, up 30% from 2010. Both gross margin and non-GAAP gross margin were 86%, compared with 91% in 2010.

Gross profit of the online games business increased to US$385.7 million, up 30% from 2010. Non-GAAP gross profit of the online games business increased to US$385.8 million, up 30% from 2010. Both gross margin and non-GAAP gross margin of the online games business were 89%, compared with 91% in 2010. The decline in gross margin was mainly due to higher bandwidth costs incurred for new games and the hiring of game operation staff in 2011.

Gross profit of the online advertising business increased to US$34.3 million, up 44% from 2010. Non-GAAP gross profit of the online advertising business increased to US$34.4 million, up 43% from 2010. Gross margin of the online advertising business was 90%, compared with 88% in 2010. Non-GAAP gross margin of the online advertising business was 90%, compared with 89% in 2010. The increase in gross margin was mainly due to an increase in online advertising revenues in 2011.

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Gross loss and non-GAAP gross loss of other business were US$2.9 million.

Operating expenses

Total operating expenses were US$137.2 million, up 39% from 2010. Total operating expenses in 2011 included goodwill impairment, impairment of intangibles via acquisitions of businesses of US$5.4 million for the cinema advertising business.

Product development expenses were US$52.2 million, up 31% from 2010. The increase in product development expenses was mainly due to the hiring of more game engineers in 2011 and the consolidation of product development expenses from 7Road starting from June 1, 2011.

Sales and marketing expenses were US$49.9 million, up 27% from 2010. The increase in sales and marketing expenses was mainly due to the hiring of more sales and marketing professionals and higher advertising spending for the promotion of new games in 2011.

General and administrative expenses were US$29.7 million, up 52% from 2010. The increase in general and administrative expenses was mainly due to an increase in headcount in 2011 and the consolidation of general and administrative expenses from 7Road starting from June 1, 2011.

Operating profit

Operating profit was US$279.8 million, up 26% from 2010. Operating margin was 58%, compared with 63% in 2010.

Non-GAAP operating profit was US$291.4 million, up 26% from 2010. Non-GAAP operating margin was 60%, compared with 66% in 2010.

Net income

Net income increased to US$248.0 million, up 27% from 2010. Net margin was 51%, compared with 55% in 2010.

Non-GAAP net income increased to US$259.5 million, up 27% from 2010. Net margin was 54%, compared with 58% in 2010.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$245.5 million, up 26% from 2010. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$4.61, up from US$3.66 in 2010. Net margin attributable to Changyou.com Limited was 51%, compared with 55% in 2010.

Excluding net income from the 17173 Business, net income attributable to Changyou.com Limited increased 22% year-over-year to US$214.2 million. Excluding net income from the 17173 Business, fully diluted earnings per ADS attributable to Changyou.com Limited were US$4.02, up from US$3.29 in 2010. Excluding net income from the 17173 Business, net margin attributable to Changyou.com Limited was 48%, compared with 53% in 2010.

Non-GAAP net income attributable to Changyou.com Limited was US$256.9 million, up 26% from 2010. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$4.81, up from US$3.82 in 2010. Non-GAAP net margin attributable to Changyou.com Limited was 53%, compared with 58% in 2010.

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Excluding non-GAAP net income from the 17173 Business, non-GAAP net income attributable to Changyou.com Limited increased 23% year-over-year to US$225.0 million. Excluding non-GAAP net income from the 17173 Business, non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$4.21, up from US$3.43 in 2010. Excluding non-GAAP net income from the 17173 Business, non-GAAP net margin attributable to Changyou.com Limited was 50%, compared with 56% in 2010.

Other Business Developments in the Fourth Quarter of 2011

Changyou completes acquisition of the 17173 Business

On December 15, 2011, Changyou completed the acquisition from Sohu of the 17173 Business for fixed cash consideration of US$162.5 million.

Business Outlook

For the first quarter of 2012, Changyou expects:

•

Total revenues to be between US$130.0 million and US$134.0 million, including online game revenues of US$121.0 million to US$124.0 million and online advertising revenues of US$7.0 million to US$8.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$58.0 million and US$60.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.08 and US$1.12.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.0 million and US$1.5 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.02 to US$0.03.

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Non-GAAP Disclosure

Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

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Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine Equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain other circumstances occur. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 6, 2012 (8 p.m. Beijing/Hong Kong, February 6, 2012).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

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A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on February 6 through February 13, 2012. The dial-in details for the telephone replay are:

International:	+1-718-354-1232
Passcode:	42327837

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank, one of the top-ranking Web-based games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://www.changyou.com/ir/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2011	Sep. 30, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	(a)	Restated (a)	Restated (a)	(a)	Restated (a)
Revenues:
Online game	$123,252	$115,799	$91,736	$435,512	$327,153
Online advertising	12,413	9,684	7,538	38,211	26,953
Others	1,986	3,214	—	10,853	—

Total revenues	137,651	128,697	99,274	484,576	354,106

Cost of revenues:
Online game (includes share-based compensation expense of $29, $21, $44, $102 and $194 respectively)	16,341	14,578	8,923	49,837	29,852
Online advertising (includes share-based compensation expense of $31, $31, $70, $128 and $236 respectively)	1,069	1,038	908	3,892	3,154
Others	3,589	3,460	—	13,783	—

Total cost of revenues	20,999	19,076	9,831	67,512	33,006

Gross profit	116,652	109,621	89,443	417,064	321,100

Operating expenses:
Product development (includes share-based compensation expense of $640, $465, $969, $2,399 and $4,465, respectively)	15,978	12,592	13,574	52,238	39,893
Sales and marketing (includes share-based compensation expense of $217, $236, $207, $960 and $569 respectively)	12,453	17,655	9,232	49,893	39,211
General and administrative (includes share-based compensation expense of $546, $545, $857, $2,528 and $4,098 respectively)	9,852	7,615	5,053	29,684	19,558
Goodwill impairment and impairment of acquired intangibles via acquisition of businesses (b)	5,420	—	—	5,420	—

Total operating expenses	43,703	37,862	27,859	137,235	98,662

Operating profit	72,949	71,759	61,584	279,829	222,438

Interest income	4,338	3,404	1,232	11,926	4,155
Foreign currency exchange loss	(129)	(160)	(265)	(618)	(527)
Other income / (expense)	248	1,141	(962)	457	(1,393)

Income before income tax expense	77,406	76,144	61,589	291,594	224,673
Income tax expense	(11,970)	(13,163)	(8,148)	(43,580)	(29,990)

Net income	65,436	62,981	53,441	248,014	194,683
Less: Net income attributable to mezzanine classified non-controlling interests	1,105	1,092	—	2,558	—

Net income attributable to Changyou.com Limited	$64,331	$61,889	$53,441	$245,456	$194,683

Basic net income per ADS attributable to Changyou.com Limited	$1.23	$1.18	$1.03	$4.68	$3.75

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,510	52,506	52,039	52,427	51,896

Diluted net income per ADS attributable to Changyou.com Limited	$1.21	$1.16	$1.00	$4.61	$3.66

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,317	53,331	53,181	53,300	53,120

Note:

(a)	The above condensed consolidated statements of operations have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011. For Changyou’s condensed consolidated statements of operations before the consolidation of the financials of the 17173 Business, please refer to the accompanying “Supplementary Notes – Condensed Consolidated Statements of Operations.”
(b)	Goodwill impairment and impairment of intangibles via acquisitions of businesses of US$5.4 million for the three months ended December 31, 2011 were related to the cinema advertising business.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2011	As of Dec. 31, 2010
	(a)	Restated (a)
ASSETS
Current assets:
Cash and cash equivalents	$330,411	$351,027
Accounts receivable, net	11,326	6,743
Short-term investments	17,560	—
Prepaid and other current assets	11,610	7,953
Due from associated companies	—	4,983
Due from Sohu	—	312

Total current assets	370,907	371,018

Non-current assets:
Fixed assets, net	68,394	54,641
Goodwill	134,616	28,143
Intangible assets, net	48,441	7,979
Interests in associated companies	350	3,645
Deferred tax assets	3,605	2,733
Other assets, net	126,760	60,214

Total non-current assets	382,166	157,355

TOTAL ASSETS	$753,073	$528,373

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$51,900	$36,237
Accounts payable and accrued liabilities	69,438	43,388
Tax payables	13,189	15,844
Due to Sohu	20,969	5,155

Total current liabilities	155,496	100,624

Long-term liabilities:
Long-term deferred tax liabilities	5,146	243
Long-term contingent consideration	16,704	—
Long-term accounts payable	3,612	—

Total long-term liabilities	25,462	243

Total liabilities	180,958	100,867
MEZZANINE EQUITY
Total mezzanine equity	57,254	—
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	514,861	427,506

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$753,073	$528,373

Note:

a)	The above condensed consolidated balance sheets have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011.

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CHANGYOU.COM LIMITED

SUPPLEMENTARY NOTES - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2011
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated

Revenues:
Online game	$123,252	$—	$—	$123,252
Online advertising	—	13,590	(1,177)	12,413
Others	1,986	—	—	1,986

Total revenues	125,238	13,590	(1,177)	137,651

Cost of revenues:
Online game	16,341	—	—	16,341
Online advertising	—	1,069	—	1,069
Others	3,589	—	—	3,589

Total cost of revenues	19,930	1,069	—	20,999

Gross profit	105,308	12,521	(1,177)	116,652

Operating expenses:
Product development	15,328	650	—	15,978
Sales and marketing	13,424	206	(1,177)	12,453
General and administrative	9,100	752	—	9,852
Goodwill impairment and impairment of intangibles via acquisitions of businesses	5,420	—	—	5,420

Total operating expenses	43,272	1,608	(1,177)	43,703

Operating profit	62,036	10,913	—	72,949

Interest income	4,338	—	—	4,338
Foreign currency exchange loss	(129)	—	—	(129)
Other income	247	1	—	248

Income before income tax expense	66,492	10,914	—	77,406
Income tax expense	(11,081)	(889)	—	(11,970)

Net income	55,411	10,025	—	65,436
Less: Net income attributable to mezzanine classified non-controlling interests	1,105	—	—	1,105

Net income attributable to Changyou.com Limited	$54,306	$10,025	$—	$64,331

Basic net income per ADS attributable to Changyou.com Limited	$1.03			1.23

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,510			52,510

Diluted net income per ADS attributable to Changyou.com Limited	$1.02			1.21

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,317			53,317

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CHANGYOU.COM LIMITED

SUPPLEMENTARY NOTES - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2011
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated

Revenues:
Online game	$115,799	$—	$—	$115,799
Online advertising	—	12,677	(2,993)	9,684
Others	3,214	—	—	3,214

Total revenues	119,013	12,677	(2,993)	128,697

Cost of revenues:
Online game	14,578	—	—	14,578
Online advertising	—	1,038	—	1,038
Others	3,460	—	—	3,460

Total cost of revenues	18,038	1,038	—	19,076

Gross profit	100,975	11,639	(2,993)	109,621

Operating expenses:
Product development	11,987	605	—	12,592
Sales and marketing	20,213	221	(2,779)	17,655
General and administrative	6,893	722	—	7,615

Total operating expenses	39,093	1,548	(2,779)	37,862

Operating profit	61,882	10,091	(214)	71,759

Interest income	3,404	—	—	3,404
Foreign currency exchange loss	(160)	—	—	(160)
Other income	1,139	2	—	1,141

Income before income tax expense	66,265	10,093	(214)	76,144
Income tax expense	(12,360)	(803)	—	(13,163)

Net income	53,905	9,290	(214)	62,981
Less: Net income attributable to mezzanine classified non-controlling interests	1,092	—	—	1,092

Net income attributable to Changyou.com Limited	$52,813	$9,290	$(214)	$61,889

Basic net income per ADS attributable to Changyou.com Limited	$1.01			$1.18

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,506			52,506

Diluted net income per ADS attributable to Changyou.com Limited	$0.99			$1.16

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,338			53,331

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CHANGYOU.COM LIMITED

SUPPLEMENTARY NOTES - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2010
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated

Revenues:
Online game	$91,736	$—	$—	$91,736
Online advertising	—	8,866	(1,328)	7,538

Total revenues	91,736	8,866	(1,328)	99,274

Cost of revenues:
Online game	8,923	—	—	8,923
Online advertising	—	908	—	908

Total cost of revenues	8,923	908	—	9,831

Gross profit	82,813	7,958	(1,328)	89,443

Operating expenses:
Product development	13,006	568	—	13,574
Sales and marketing	9,872	673	(1,313)	9,232
General and administrative	4,493	560	—	5,053

Total operating expenses	27,371	1,801	(1,313)	27,859

Operating profit	55,442	6,157	(15)	61,584

Interest income	1,232	—	—	1,232
Foreign currency exchange loss	(265)	—	—	(265)
Other (expense) / income	(963)	1	—	(962)

Income before income tax expense	55,446	6,158	(15)	61,589
Income tax expense	(7,631)	(517)	—	(8,148)

Net income attributable to Changyou.com Limited	$47,815	$5,641	$(15)	53,441

Basic net income per ADS attributable to Changyou.com Limited	$0.92			$1.03

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,039			52,039

Diluted net income per ADS attributable to Changyou.com Limited	$0.90			$1.00

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,186			53,181

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CHANGYOU.COM LIMITED

SUPPLEMENTARY NOTES - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2011
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated

Revenues:
Online game	$435,512	$—	$—	$435,512
Online advertising	—	44,981	(6,770)	38,211
Others	10,853	—	—	10,853

Total revenues	446,365	44,981	(6,770)	484,576

Cost of revenues:
Online game	49,837	—	—	49,837
Online advertising	—	3,892	—	3,892
Others	13,783	—	—	13,783

Total cost of revenues	63,620	3,892	—	67,512

Gross profit	382,745	41,089	(6,770)	417,064

Operating expenses:
Product development	50,059	2,179	—	52,238
Sales and marketing	54,337	2,204	(6,648)	49,893
General and administrative	27,108	2,576	—	29,684
Goodwill impairment and impairment of intangibles via acquisitions of businesses	5,420	—	—	5,420

Total operating expenses	136,924	6,959	(6,648)	137,235

Operating profit	245,821	34,130	(122)	279,829

Interest income	11,926	—	—	11,926
Foreign currency exchange loss	(618)	—	—	(618)
Other income	455	2	—	457

Income before income tax expense	257,584	34,132	(122)	291,594
Income tax expense	(40,848)	(2,732)	—	(43,580)

Net income	216,736	31,400	(122)	248,014
Less: Net income attributable to mezzanine classified non-controlling interests	2,558	—	—	2,558

Net income attributable to Changyou.com Limited	$214,178	$31,400	$(122)	$245,456

Basic net income per ADS attributable to Changyou.com Limited	$4.09			$4.68

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,427			52,427

Diluted net income per ADS attributable to Changyou.com Limited	$4.02			$4.61

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,301			53,300

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CHANGYOU.COM LIMITED

SUPPLEMENTARY NOTES - CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2010
	Changyou Standalone	17173	Eliminations and adjustments	Consolidated

Revenues:
Online game	$327,153	$—	$—	$327,153
Online advertising	—	31,552	(4,599)	26,953

Total revenues	327,153	31,552	(4,599)	354,106

Cost of revenues:
Online game	29,852	—	—	29,852
Online advertising	—	3,154	—	3,154

Total cost of revenues	29,852	3,154	—	33,006

Gross profit	297,301	28,398	(4,599)	321,100

Operating expenses:
Product development	37,918	1,975	—	39,893
Sales and marketing	41,002	2,793	(4,584)	39,211
General and administrative	17,533	2,025	—	19,558

Total operating expenses	96,453	6,793	(4,584)	98,662

Operating profit	200,848	21,605	(15)	222,438

Interest income	4,155	—	—	4,155
Foreign currency exchange loss	(527)	—	—	(527)
Other (expense) / income	(1,394)	1	—	(1,393)

Income before income tax expense	203,082	21,606	(15)	224,673
Income tax expense	(28,178)	(1,812)	—	(29,990)

Net income attributable to Changyou.com Limited	$174,904	$19,794	$(15)	$194,683

Basic net income per ADS attributable to Changyou.com Limited	$3.37			$3.75

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	51,896			51,896

Diluted net income per ADS attributable to Changyou.com Limited	$3.29			$3.66

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,121			53,120

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2011				Three Months Ended Sep. 30, 2011
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$106,911	$29	$—	$106,940	$101,221	$21	$—	$101,242
Online advertising gross profit	11,344	31	—	11,375	8,646	31	—	8,677
Other gross loss	(1,603)	—	—	(1,603)	(246)	—	—	(246)

Gross profit	$116,652	$60	$—	$116,712	$109,621	$52	$—	$109,673

Gross margin	85%			85%	85%			85%

Operating profit	$72,949	$1,463	$5,420	$79,832	$71,759	$1,298	$—	$73,057

Operating margin	53%			58%	56%			57%

Net income	$65,436	$1,463	$5,365	$72,264	$62,981	$1,298	$—	$64,279

Net income attributable to Changyou.com Limited	$64,331	$1,463	$5,365	$71,159	$61,889	$1,298	$—	$63,187

Net margin	47%			52%	48%			49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.21			$1.33	$1.16			$1.18

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,317			53,537	53,331			53,447

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact of US$5.4 million for the three months ended December 31, 2011 were related to the cinema advertising business. There were no non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2010
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$82,813	$44	$—	$82,857
Online advertising gross profit	6,630	70	—	6,700

Gross profit	$89,443	$114	$—	$89,557

Gross margin	90%			90%

Operating profit	$61,584	$2,147	$—	$63,731

Operating margin	62%			64%

Net income	$53,441	$2,147	$—	$55,588

Net income attributable to Changyou.com Limited	$53,441	$2,147	$—	$55,588

Net margin	54%			56%

Diluted net income per ADS attributable to Changyou.com Limited	$1.00			$1.04

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,181			53,423

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. There were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2011				Twelve Months Ended Dec. 31, 2010
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$385,675	$102	$—	$385,777	$297,301	$194	$—	$297,495
Online advertising gross profit	34,319	128	—	34,447	23,799	236	—	24,035
Other gross loss	(2,930)	—	—	(2,930)	—	—	—	—

Gross profit	$417,064	$230	$—	$417,294	$321,100	$430	$—	$321,530

Gross margin	86%			86%	91%			91%

Operating profit	$279,829	$6,117	$5,420	$291,366	$222,438	$9,562	$—	$232,000

Operating margin	58%			60%	63%			66%

Net income	$248,014	$6,117	$5,365	$259,496	$194,683	$9,562	$—	$204,245

Net income attributable to Changyou.com Limited	$245,456	$6,117	$5,365	$256,938	$194,683	$9,562	$—	$204,245

Net margin	51%			53%	55%			58%

Diluted net income per ADS attributable to Changyou.com Limited	$4.61			$4.81	$3.66			$3.82

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,300			53,472	53,120			53,431

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact of US$5.4 million for the twelve months ended December 31, 2011 were related to the cinema advertising business. There were no non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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CHANGYOU STANDALONE

SUPPLEMENTARY NOTES – RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2011				Three Months Ended Sep. 30, 2011
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Net income attributable to Changyou.com Limited	$54,306	$1,341	$5,365	$61,012	$52,813	$963	$—	$53,776

Net margin	43%			49%	44%			45%

Diluted net income per ADS attributable to Changyou.com Limited	$1.02			$1.14	$0.99			$1.01

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,317			53,537	53,338			53,447

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact of US$5.4 million for the three months ended December 31, 2011 were related to the cinema advertising business. There were no non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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CHANGYOU.COM STANDALONE

SUPPLEMENTARY NOTES – RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2010
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Net income attributable to Changyou.com Limited	$47,815	$1,855	$—	$49,670

Net margin	52%			54%

Diluted net income per ADS attributable to Changyou.com Limited	$0.90			$0.93

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,186			53,423

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. There were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

24 of 25

CHANGYOU.COM STANDALONE

SUPPLEMENTARY NOTES – RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2011				Twelve Months Ended Dec. 31, 2010
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Net income attributable to Changyou.com Limited	$214,178	$5,456	$5,365	$224,999	$174,904	$8,594	$—	$183,498

Net margin	48%			50%	53%			56%

Diluted net income per ADS attributable to Changyou.com Limited	$4.02			$4.21	$3.29			$3.43

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,301			53,472	53,121			53,431

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact of US$5.4 million for the twelve months ended December 31, 2011 were related to the cinema advertising business. There were no non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions during the period.

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